UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                               Stolt Offshore S.A.
                                (Name of Issuer)

                         Common Shares, $2.00 par value
                         (Title of Class of Securities)

                                    861567105
                                 (CUSIP Number)

Alan B. Winsor, Esq.                         with copies to:
Stolt-Nielsen Inc.                           Gregory Pryor, Esq.
Eight Sound Shore Drive                      White & Case LLP
Post Office Box 2300                         1155 Avenue of the Americas
Greenwich, CT  06836                         New York, NY 10036
203-625-3667                                 212-819-8200
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                January 19, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.     /_/

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. 861567105
-------------------------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Jacob Stolt-Nielsen
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /_/
                                                                  (b)  /_/
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               /_/
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Norway
------------------------------------------ -------- ----------------------------
NUMBER OF SHARES                           7        SOLE VOTING POWER
BENEFICIALLY OWNED                                  642,850
BY EACH REPORTING                         -------- ----------------------------
PERSON WITH                                8        SHARED VOTING POWER
                                                    38,800
                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    642,850
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    38,800
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          681,650
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               /_/
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0% +
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

+ Calculated using the number of shares outstanding as of November 30, 2004.

SCHEDULE 13D

-------------------------------------
CUSIP No. 861567105
-------------------------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Ansbacher (Cayman) Limited
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /_/
                                                                  (b)  /_/
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               /_/
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
------------------------------------------ -------- ----------------------------
NUMBER OF SHARES                           7        SOLE VOTING POWER
BENEFICIALLY OWNED                                  0
BY EACH REPORTING                         -------- ----------------------------
PERSON WITH                                8        SHARED VOTING POWER
                                                    0
                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               /_/
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0% +
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

+ Calculated using the number of shares outstanding as of November 30, 2004.

SCHEDULE 13D

-------------------------------------
CUSIP No. 861567105
-------------------------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Ansbacher Bank and Trust Company (Cayman) Limited(1)
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /_/
                                                                  (b)  /_/
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               /_/
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
------------------------------------------ -------- ----------------------------
NUMBER OF SHARES                           7        SOLE VOTING POWER
BENEFICIALLY OWNED                                  0
BY EACH REPORTING                         -------- ----------------------------
PERSON WITH                                8        SHARED VOTING POWER
                                                    0
                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               /_/
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0% +
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

+ Calculated using the number of shares outstanding as of November 30, 2004.

-----------------------
(1) Ansbacher Bank and Trust Company (Cayman) Limited was known as Cayman International Trust Company Limited until May 27, 2004.

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. 861567105
-------------------------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          Fiducia Ltd.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /_/
                                                                  (b)  /_/
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          N/A
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               /_/
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda
------------------------------------------ -------- ----------------------------
NUMBER OF SHARES                           7        SOLE VOTING POWER
BENEFICIALLY OWNED                                  0
BY EACH REPORTING                         -------- ----------------------------
PERSON WITH                                8        SHARED VOTING POWER
                                                    0
                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               /_/
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0% +
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

+ Calculated using the number of shares outstanding as of November 30, 2004.

                                  SCHEDULE 13D

-------------------------------------
CUSIP No. 861567105
-------------------------------------


--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Stolt-Nielsen S.A.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  /_/
                                                                  (b)  /_/
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                               /_/
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Luxembourg
------------------------------------------ -------- ----------------------------
NUMBER OF SHARES                           7        SOLE VOTING POWER
BENEFICIALLY OWNED                                  0
BY EACH REPORTING                         -------- ----------------------------
PERSON WITH                                8        SHARED VOTING POWER
                                                    0
                                           -------- ----------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           -------- ----------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               /_/
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0% +
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          CO
--------- ----------------------------------------------------------------------

+ Calculated using the number of shares outstanding as of November 30, 2004.

Item 1.  Security and Issuer

     This statement constitutes Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 17, 1998 (as heretofore amended and supplemented by Amendment No. 1 filed with the Commission on July 28, 2004 and by Amendment No. 2 filed with the Commission on January 10, 2005, the "Schedule 13D") on behalf of Mr. Jacob Stolt-Nielsen, Stolt-Nielsen S.A. ("SNSA"), Fiducia Ltd. ("Fiducia"), Ansbacher (Cayman) Limited ("Ansbacher") and Ansbacher Bank and Trust Company (Cayman) Limited(1) ("ABTC", and together with Mr. Stolt-Nielsen, SNSA, Fiducia and Ansbacher, the "Reporting Persons") relating to the Common Shares, $2.00 par value (the "Common Shares"), of Stolt Offshore S.A. (the "Company") which is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

     Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

Item 4.  Purpose of Transaction

     Item 4 of Schedule 13D is hereby amended by adding the following information:

     On January 13, 2005, SNSA issued a press release (the "Press Release") announcing the sale of its entire ownership stake in the Company, in total 79,414,260 Common Shares. The sale was completed on January 19, 2005. As described in the Press Release, SNSA has sold 79,414,260 Common Shares of the Company at a price of 39.25 Norwegian Kroner per Common Share (approximately $6.35 per Common Share). The sale was effected through transactions exempt from registration under the U.S. Securities Act of 1933, as amended. The foregoing description is qualified in its entirety by reference to the Press Release, a copy of which is attached hereto as Exhibit 99.5, and which is incorporated herein by reference. Except as otherwise set forth herein, none of the Reporting Persons and, to the best knowledge of SNSA and Fiducia, none of the persons set forth on Schedules A and B, respectively, have any current plans or proposals that relate to or would result in any matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

     (a) (i) Mr. Stolt-Nielsen may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

        (ii) Ansbacher may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

       (iii) ABTC may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.



-----------------------
(1) Ansbacher Bank and Trust Company (Cayman) Limited was known as Cayman International Trust Company Limited until May 27, 2004.

        (iv) Fiducia may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

         (v) SNSA may be deemed to be the beneficial owner of Common Shares as set forth on the applicable cover page.

         (vi) Aside from Mr. Jacob Stolt-Nielsen, of the persons listed in Schedule A and Schedule B, the following are the beneficial owners of Common Shares in amounts shown next to their names:

      Niels G. Stolt-Nielsen                                      37,000

      Jan Chr. Engelhardtsen                                      74,300

      James B. Hurlock                                             4,750

      Christopher J. Wright                                       78,400


     (b) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition. Where the power to vote or to direct the vote of Common Shares is shared, the Reporting Person shares such power with the other Reporting Persons. Where the power to dispose or to direct the disposition of Common Shares is shared, the power is shared with the other Reporting Persons.

     (c) Except as described in Item 4 above, none of the Reporting Persons and none of the persons listed on Schedule A and Schedule B has effected any transactions in the Common Shares during the past 60 days.

     (d) All dividends received on Common Shares beneficially owned by any of the Reporting Persons described in this Schedule 13D and proceeds from the sale thereof are received by the respective Reporting Person for the benefit of the respective Reporting Person and its shareholders, if applicable.

     (e) Following the sale of 79,414,260 Common Shares of the Company as described in Item 4 above, none of the Reporting Persons beneficially own more than five percent of the Common Shares of the Company's capital stock. Therefore, as of the effective date of this Amendment No. 3, each of the Reporting Persons shall cease to be a reporting person pursuant to the Schedule 13D.

Item 7.    Material to be Filed as Exhibits

           Exhibit No.         Description
           -----------         -----------

              99.1            Consent of Ansbacher (Cayman) Limited

              99.2            Consent of Ansbacher Bank and Trust Company
                              (Cayman) Limited

              99.3            Consent of Fiducia Ltd.

              99.4            Consent of Stolt-Nielsen S.A.

              99.5            Press Release dated January 13, 2005

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2005
                                                      /s/ Jacob Stolt-Nielsen
                                                     ---------------------------
                                                     Jacob Stolt-Nielsen

                                                                     SCHEDULE A
                                                                     ----------


I.   SNSA

     Each person named below is a director or executive officer of SNSA:


                                                                              Present Principal
Name and                                                                      Occupation or
Citizenship                        Business Address                           Employment
-------------------------------    ----------------------------------------   -------------------------------

Jacob Stolt-Nielsen                c/o Stolt-Nielsen Limited                  Chairman of the Board
Norwegian                          Aldwych House                              of Stolt-Nielsen S.A.
                                   71-91 Aldwych                              and Chairman of the
                                   London WC2B 4HN                            Board of Stolt Offshore
                                   ENGLAND                                    S.A.

Niels G. Stolt-Nielsen             c/o Stolt-Nielsen Limited                  Director and Chief
Norwegian                          Aldwych House                              Executive Officer, Stolt-
                                   71-91 Aldwych                              Nielsen S.A.
                                   London  WC2B 4HN
                                   ENGLAND

Roelof Hendriks                    c/o CSM NV                                 Director, Stolt-Nielsen
Dutch                              P.O. Box 349                               S.A. and Chief Financial
                                   1000 AH Amsterdam                          Officer, CSM N.V.
                                   THE NETHERLANDS

James B. Hurlock                   46 Byram Drive                             Director, Stolt-Nielsen
American                           Greenwich                                  S.A. and Stolt Offshore
                                   Connecticut  06830                         S.A.

Jacob B. Stolt-Nielsen             c/o Stolt-Nielsen Inc.                     Director and Executive
Norwegian                          Eight Sound Shore Drive                    Vice President, Stolt-
                                   Greenwich                                  Nielsen S.A.
                                   Connecticut  06836

Christer Olsson                    c/o Wallenius Lines AB                     Director, Stolt-Nielsen
Swedish                            P.O. Box 17086                             S.A.
                                   S-10462 Stockholm
                                   SWEDEN

                                       11




Christopher J. Wright              8 Redcliff Mews                            Director, Stolt-Nielsen
British                            London SW10 9JU                            S.A.
                                   ENGLAND

Jan Chr. Engelhardtsen             c/o Stolt-Nielsen Limited                  Chief Financial Officer
Norwegian                          Aldwych House                              of Stolt-Nielsen S.A.
                                   71-91 Aldwych
                                   London WC2B 4HN
                                   ENGLAND

John G. Wakely                     Stolt Tank Containers Leasing              Executive Vice
British                            Ltd.                                       President, Stolt-Nielsen
                                   British American Building                  S.A. and Chairman,
                                   133 Front Street - 4th Floor               Stolt Tank
                                   P.O. Box HM 3143                           Leasing Ltd.
                                   Hamilton HM-12
                                   BERMUDA

James S. Lorentzen                 Stolt Sea Farm A.S.                        Chief Executive Officer,
Norwegian                          Grev Wedels Plass 5                        Stolt Sea Farm Holdings
                                   P.O. Box 370 Sentrum                       plc
                                   0102 Oslo
                                   NORWAY

Otto H. Fritzner                   Stolt-Nielsen Transportation               Chief Executive Officer,
                                   Group B.V.                                 Stolt-Nielsen
                                   Karel Doormanweg 25                        Transportation Group
                                   Havenno. 565                               Ltd.
                                   3115 JD Schiedam
                                   THE NETHERLANDS

                                                                     SCHEDULE B
                                                                     ----------

I.   FIDUCIA

     Each person named below is a director or executive officer of Fiducia:


                                                                              Present Principal
Name and                                                                      Occupation or
Citizenship                        Business Address                           Employment
-------------------------------    ----------------------------------------   -------------------------------

Jacob Stolt-Nielsen                c/o Stolt-Nielsen Limited                  Chairman of the Board of
Norwegian                          Aldwych House                              Stolt-Nielsen S.A. and
                                   71-91 Aldwych                              Chairman of the Board of
                                   Stolt London WC2B 4HN                      Offshore S.A.
                                   ENGLAND

Jacob B. Stolt-Nielsen             Stolt-Nielsen Inc.                         Director and Executive Vice
Norwegian                          Eight Sound Shore Drive                    President, Stolt-Nielsen S.A.
                                   Greenwich
                                   Connecticut  06836

Niels G. Stolt-Nielsen             c/o Stolt-Nielsen Limited                  Director and Chief Executive
Norwegian                          Aldwych House                              Officer, Stolt-Nielsen S.A.
                                   71-91 Aldwych
                                   London  WC2B 4HN
                                   ENGLAND

John G. Wakely                     Stolt Tank Containers Leasing Ltd.         Chairman, Stolt Tank
British                            British American Building                  Containers Leasing Ltd. And
                                   133 Front Street - 4th floor               Executive Vice President,
                                   P.O. Box HM 3143                            Stolt-Nielsen S.A.
                                   Hamilton HM-12,
                                   BERMUDA

James M. MacDonald                 Conyers, Dill & Pearman                    Attorney - Bermuda
Bermudan                           Clarendon House
                                   2 Church Street
                                   P.O. Box HM 666
                                   Hamilton HM CX,
                                   BERMUDA



                                                                              Present Principal
Name and                                                                      Occupation or
Citizenship                        Business Address                           Employment
-------------------------------    ----------------------------------------   -------------------------------

Dawn C. Griffiths                  Conyers, Dill & Pearman                    Attorney - Bermuda
Bermudan                           Clarendon House
                                   2 Church Street
                                   P.O. Box HM 666
                                   Hamilton HM CX,
                                   BERMUDA


Catharine J. Lymbery               Conyers, Dill & Pearman                    Corporate Administrator
Bermudan                           Clarendon House                            - Bermuda
                                   2 Church Street
                                   P.O. Box HM 666
                                   Hamilton HM CX,
                                   BERMUDA

Charles G. Collis                  Conyers, Dill & Pearman                    Attorney - Bermuda
Bermudan                           Clarendon House
                                   2 Church Street
                                   P.O. Box HM 666
                                   Hamilton HM CX,
                                   BERMUDA






EXHIBIT INDEX
-------------


Exhibit No.         Description
-----------         -----------

   99.1             Consent of Ansbacher (Cayman) Limited

   99.2             Consent of Ansbacher Bank and Trust Company (Cayman) Limited

   99.3             Consent of Fiducia Ltd.

   99.4             Consent of Stolt-Nielsen S.A.

   99.5             Press Release dated January 13, 2005